The transactions pursuant to the Share Transfer described in this press release involve securities of a Japanese company. The Share Transfer is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the Share Transfer, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

February 24, 2021

To whom it may concern:

Company	MAEDA CORPORATION
Representative	President and Representative
Director Soji Maeda
(Code No.: 1824, TSE 1st Section)
Contact	Executive Officer and General
Manager of Corporate
Planning Department Shinya Sakaguchi
(TEL: +81-3-3265-5551)

Company	MAEDA ROAD CONSTRUCTION CO., LTD.
Representative	President and Representative Director
Yasuhiko Imaizumi
(Code No.: 1883, TSE 1st Section)
Contact	Executive Officer, General Manager,
Accounting and Finance Division,
Administration Headquarters
Ryuji Endo
(TEL: +81-3-5487-0020)

Company	MAEDA SEISAKUSHO CO., LTD.
Representative	President & Representative Director
Masaaki Shioiri
(Code No.: 6281, JASDAQ)
Contact	General Manager, Management Department,
Business Administration Division
Kazuhiko Yamaguchi
(TEL: +81-26-292-2222)

Notice on Execution of a Memorandum of Understanding Regarding Business Integration of Maeda Corporation, Maeda Road Construction Co., Ltd., and Maeda Seisakusho Co., Ltd. by Establishment of a Joint Holding Company

Maeda Corporation (“Maeda Corporation”), Maeda Road Construction Co., Ltd. (“Maeda Road”), and Maeda Seisakusho Co., Ltd. (“Maeda Seisakusho”; and Maeda Corporation, Maeda Road, and Maeda Seisakusho are collectively referred to as the “Three Companies”) have reached a basic agreement on establishing a joint holding company and conducting a business integration (the “Business Integration”) by means of a joint share transfer (the “Share Transfer”), and at the meetings of their respective boards of directors they resolved to execute, and executed, a memorandum of understanding regarding business integration (the “MOU”).

1.	Background, Purpose, and Transition Method, etc. of the Business Integration Through the Share Transfer
(1)	Background to the Business Integration

Based on their current strong capital alliance, Maeda Corporation, Maeda Road, and Maeda Seisakusho have leveraged their respective strengths as group companies and broadly grown various businesses such as construction business, civil engineering business, road paving business, manufacturing and sales business, and infrastructure operation business.

Taking a wider view of the long-term business environment in Japan, it is predicted that the loss of tax revenues from a shrinking population and the increase in social security costs for an aging society will put a strain on national and local government budgets, leading to further degradation of social infrastructure, leaving few funds for investment even in maintaining existing infrastructure, let alone new construction. Considering that as the working-age population declines due to the low birth rate, the shortage of labor will become more severe, making digitalization inevitable, the construction industry will also be forced to change its values and even the very structure of the industry.

In such a business environment, with the goal of achieving continuous growth for the whole group, the group has set the goal of transforming into an “integrated infrastructure service company” over the medium to long term, and the companies have agreed to (i) switch to a business model that will enable us to expand our business both upstream and downstream, and produce broad, stable, and continuous profits by engaging in a wide range of infrastructure fields, such as roads, water and sewerage, airports, ports, and MICE facilities, while leveraging our strengths to the maximum extent by remaining centered on the traditional core business of the Three Companies, which is construction contracting business such as design, construction, and manufacturing, and (ii) enhance the management base through cooperative promotion of digitalization strategies targeting productivity reforms, technical development, and personnel development, etc. In order to achieve this, it is important to unify the entire group, improve the liquidity and appropriate allocation of management resources, and speed up management decision making, which has led us to consider changing to a holding company structure.

(2)	Purpose of the Business Integration

As discussed above, with significant changes in the future business environment, we believe that in order to unify the whole group and achieve continuous growth, it is essential to maximize our synergies as a group, such as by further strengthening coordination among the Three Companies, creating a strong management base capable of responding to changes in the environment, and appropriately allocating management resources. We firmly believe that transitioning to a holding company structure through the Business Integration to execute a unified group strategy will serve to improve corporate value not only of the Three Companies, but of the group as a whole. We anticipate that the Business Integration will allow us to achieve the following synergies.

(i)	Improvement of group-wide earning capacity and creation of a new revenue base

By mutually sharing management resources (personnel, customer bases, networks in their active areas, all types of technology and knowhow, etc.) that the Three Companies have demonstrated as their strengths in their respective fields of expertise in the construction contracting businesses that they have built up in Japan and internationally – Maeda Corporation’s civil engineering and construction businesses, Maeda Road’s road paving and manufacturing and sale businesses, and Maeda Seisakusho’s construction machinery-related business – and effectively leveraging them as the group’s management resources, we hope to expand the scope of construction contracting business activities and improve the earning capacity of each company.

As discussed above in (1), even as national and local government budgets are predicted to undergo further strain, the need to address aging infrastructure is also rapidly increasing, which will leave few funds for investment even in maintaining or renewing existing infrastructure, let alone new construction; in order to resolve this issue, new markets for public-private collaboration, including comprehensive public infrastructure management and PPP and concessions, are all but certain to see rapid growth. We believe that by combining the construction contracting technology and knowhow that the Three Companies have respectively developed in such markets and Maeda Corporation’s concession business, etc. technology and knowhow, we can obtain a strong competitive edge, and anticipate strong revenues and the establishment of a stable, new revenue base.

(ii)	Joint promotion of group-wide technical development, DX, and personnel development

As discussed above in (1), in light of the situation where changes in the business environment are being rapidly accelerated by the coronavirus pandemic, it is essential for the whole group to present a unified response, rather than each company responding by itself, in order to deal with the speed of these rapid changes, and we believe that now is the time to engage. We believe that, going forward, technical development with a sense of urgency, collection and centralized management of big data relating to construction contracting business and infrastructure management which will be future sources of new value, optimization and enhancement of group management through the development of digital tools, and enhancement of management resources such as the strength of our personnel which gives us a competitive edge, are essential elements in a growth strategy in this kind of environment. In addition to implementing such changes as a unified group rather than as independent initiatives by each company, we believe that collaborative business and alliances with diverse business partners is also important, and we believe that we can maximize the effect of such changes through cooperation in technical development and sharing of personnel development centers of each company.

(3)	Method for Transitioning to a Holding Company Structure

Maeda Corporation, Maeda Road, and Maeda Seisakusho will establish a joint holding company and transition to a holding company structure by means of a joint share transfer. As a result, the Three Companies will become wholly owned subsidiaries of the joint holding company that is formed and be delisted. Because an application will be made for technical listing on the Tokyo Stock Exchange, Inc. (the “TSE”) of shares of the joint holding company that will be newly delivered to all shareholders of the Three Companies, and we plan to list the shares on the First Section of the TSE, our policy is that, in substance, listing of shares will be maintained.

Steps for Transitioning to a Holding Company Structure

(Before transition)   Current structure

Currently, Maeda Road and Maeda Seisakusho are consolidated subsidiaries of Maeda Corporation.

(After transition)    Structure after establishing a joint holding company

The Three Companies will become wholly owned subsidiaries of the joint holding company that is established and will be delisted.

Please note that by adopting a structure where the joint holding company is given a comprehensive infrastructure service strategy function, we will create a group-wide sense of unity and aim to transform into a comprehensive infrastructure service company as quickly as possible. Additionally, the joint holding company does not plan to obtain a construction industry permit.

(4)	Structure of the Joint Holding Company’s Corporate Organs

With respect to the structure of the joint holding company’s corporate organs, it has been agreed in the MOU that the joint holding company will take the form of a company with a nominating committee, etc.

(5)	Directors of the Joint Holding Company Upon Incorporation

The joint holding company will have eight directors, of whom four will be outside directors. Of the joint holding company’s four directors (excluding outside directors), two will be nominated by Maeda Corporation, one will be nominated by Maeda Road, and one will be nominated by Maeda Seisakusho respectively. Candidates for the four outside directors will be determined by agreement through discussions among Maeda Corporation, Maeda Road, and Maeda Seisakusho.

2.	Outline of the Share Transfer
(1)	Schedule of the Share Transfer
Meeting of the board of directors to approve the Memorandum of Understanding Regarding Business Integration (all three companies)	(Wednesday) February 24, 2021 (today)
Execution of the Memorandum of Understanding Regarding Business Integration (all three companies)	(Wednesday) February 24, 2021 (today)
Record date for the ordinary general meeting of shareholders (all three companies)	(Wednesday) March 31, 2021 (scheduled)
Meeting of the board of directors to approve the share transfer plan (all three companies)	Mid-May 2021 (scheduled)
Ordinary general meeting of shareholders to approve the share transfer plan (Maeda Seisakusho)	(Tuesday) June 22, 2021 (scheduled)
Ordinary general meeting of shareholders to approve the share transfer plan (Maeda Corporation)	(Wednesday) June 23, 2021 (scheduled)
Ordinary general meeting of shareholders to approve the share transfer plan (Maeda Road)	(Friday) June 25, 2021 (scheduled)
Last trading day on the TSE (all three companies)	(Tuesday) September 28, 2021 (scheduled)
TSE delisting date (all three companies)	(Wednesday) September 29, 2021 (scheduled)
Scheduled integration date (joint holding company establishment registration date)	(Friday) October 1, 2021 (scheduled)
Joint holding company listing date	(Friday) October 1, 2021 (scheduled)

The above is the current planned schedule, but this may be changed upon discussion among the Three Companies when necessary due to the progress status of approval procedures for the Business Integration or for other reasons.

(2)	Method of the Share Transfer

It will be a joint share transfer with Maeda Corporation, Maeda Road, and Maeda Seisakusho becoming wholly owned subsidiaries resulting from a share transfer, and the newly established joint holding company becoming the wholly owning parent company formed by share transfer.

(3)	Details of Allotment in the Share Transfer (share transfer ratio)
	Maeda Corporation	Maeda Road	Maeda Seisakusho
Share transfer ratio	1.00	2.28	0.58

(Note 1) Particulars of share allotment in the Share Transfer

It is planned that one share of common stock of the joint holding company will be allotted and delivered for each share of common stock of Maeda Corporation, 2.28 shares of common stock of the joint holding company will be allotted and delivered for each share of common stock of Maeda Road, and 0.58 shares of common stock of the joint holding company will be allotted and delivered for each share of common stock of Maeda Seisakusho respectively. Please note that if the number of shares of the joint holding company that must be delivered to a shareholder of the Three Companies is less than one whole share, such shareholder will be paid an amount corresponding to such fraction of a share that is less than one whole share, in accordance with the provisions of Article 234 of the Companies Act and other related laws and regulations. However, the above share transfer ratio may be changed upon discussion by the Three Companies if there is a material change in the various conditions on which calculations are based.

(Note 2) The number of shares constituting one share unit of the joint holding company will be 100 shares of stock.

(Note 3) Number of new shares to be delivered by the joint holding company (planned)

391,584,772 shares of common stock

The above was calculated based on Maeda Corporation’s total number of issued shares of 194,608,482 (as of December 31, 2020), Maeda Road’s total number of issued shares of 89,159,453 (as of December 31, 2020), and Maeda Seisakusho’s total number of issued shares of 16,100,000 (as of December 31, 2020). Furthermore, because Maeda Corporation, Maeda Road, and Maeda Seisakusho respectively plan to cancel their treasury shares that they currently hold or plan to newly acquire in future, to the extent that cancellation is practically possible, before the Share Transfer takes effect, Maeda Corporation, Maeda Road, and Maeda Seisakusho are not planned to be allotted shares of the joint holding company for the treasury shares they respectively held as of December 31, 2020 (Maeda Corporation: 146,100 shares; Maeda Road: 6,740,157 shares; and Maeda Seisakusho: 226,903 shares). However, because the number of treasury shares that will actually be cancelled before the effective date of the Share Transfer has not currently been determined, there may changes in the above number of new shares issued by the joint holding company.

(Note 4) Handling of shares less than one unit

All shareholders of Maeda Corporation, Maeda Road, and Maeda Seisakusho who are allotted shares of the joint holding company in a number less than one unit (100 shares) in the Share Transfer (“Shares Less than One Unit”) will be unable to sell Shares Less than One Unit held thereby on the TSE or other financial instruments exchanges. All shareholders who come to hold such Shares Less than One Unit will be able to demand that the joint holding company purchase the Shares Less than One Unit held thereby, pursuant to Article 192(1) of the Companies Act.

(4)	Handling of Share Options and Bonds with Share Options of the Companies to Become Wholly Owned Subsidiaries

Maeda, Maeda Road, and Maeda Seisakusho have not issued share options or bonds with share options.

(5)	Dividends of the Three Companies Based on Record Dates Before Establishment of the Joint Holding Company

Maeda Corporation plans to pay a dividend of 27 yen per share to shareholders of common shares and registered share pledgees of shares stated or recorded in the last shareholder register as of March 31, 2021, subject to a resolution of the ordinary general meeting of shareholders scheduled to be held on (Wednesday) June 23, 2021.

Maeda Road plans to pay a dividend of 70 yen per share to shareholders of common shares and registered share pledgees of shares stated or recorded in the last shareholder register as of March 31, 2021, subject to a resolution of the ordinary general meeting of shareholders scheduled to be held on (Friday) June 25, 2021.

Maeda Seisakusho plans to pay a dividend of 10 yen per share to shareholders of common shares and registered share pledgees of shares stated or recorded in the last shareholder register as of March 31, 2021, subject to a resolution of the ordinary general meeting of shareholders scheduled to be held on (Tuesday) June 22, 2021.

(6)	Dividends of the Joint Holding Company

The amount of the dividend for the joint holding company’s fiscal year ending March 31, 2022 is planned to be determined based on a comprehensive consideration of matters such as the past dividend policies and dividend levels of the Three Companies, and the future operating results of the joint holding company, but at this point the specific details have not been finalized.

(7)	Handling of Treasury Shares and Shares of the Joint Holding Company allotted to Maeda Corporation, Maeda Road, and Maeda Seisakusho

Because Maeda Corporation, Maeda Road, and Maeda Seisakusho respectively plan to cancel their treasury shares that they currently hold or plan to newly acquire in future, to the extent that cancellation is practically possible, before the Share Transfer takes effect, Maeda Corporation, Maeda Road, and Maeda Seisakusho are not planned to be allotted shares of the joint holding company for the treasury shares they respectively hold. However, because the number of treasury shares that will actually be cancelled before the effective date of the Share Transfer has not currently been determined, there may changes in the above number of new shares issued by the joint holding company.

In the Share Transfer, as a result of the allotment of shares of the joint holding company in accordance with the share transfer ratio for the shares of Maeda Road (42,271,000 shares as of December 31, 2020) and Maeda Seisakusho (7,115,000 shares as of December 31, 2020) held by Maeda Corporation and shares of Maeda Corporation (5,245,900 shares as of December 31, 2020) and Maeda Seisakusho (345,000 shares as of December 31, 2020) held by Maeda Road, Maeda and Maeda Road will come to hold shares of the joint holding company, which is their wholly owning parent company, but after the effective date of the Share Transfer we plan to dispose of such shares of the joint holding company at a reasonable time in accordance with the provisions of the Companies Act, including dividends in kind to the joint holding company. We will provide notice of the method of such disposal once it has been decided.

3.	Basis, etc. of the Details of the Allotment in the Share Transfer
(1)	Basis of Valuation

To ensure fairness when calculating the share transfer ratio used in the Share Transfer, Maeda Corporation, Maeda Road, and Maeda Seisakusho respectively appointed Daiwa Securities Co., Ltd. (“Daiwa Securities”), SMBC Nikko Securities Inc. (“SMBC Nikko”), and Yamada Consulting Group Co., Ltd. (“Yamada Consulting”) to act as third-party valuation institutions, requested them to respectively carry out valuations, and received share transfer ratio valuation reports.

With respect to Maeda Corporation, Maeda Road, and Maeda Seisakusho respectively, Daiwa Securities calculated the share transfer ratio using a market price analysis and discounted cashflow analysis (“DCF Analysis”). The results of valuations using each of these methodologies is as stated below. Please note that the following calculated share transfer ratio ranges state the valuation range of the number of shares of common stock of the joint holding company allotted for one share of common stock of Maeda Road and for one share of common stock of Maeda Seisakusho respectively if one share of common stock of the joint holding company is allotted for each share of common stock of Maeda Corporation.

	Method	Maeda Road	Maeda Seisakusho
(1)	Market price analysis	1.97~2.16	0.51~0.54
(2)	DCF Analysis	1.07~2.58	0.37~1.01

For the market price analysis, February 22, 2021 was used as the base date, and the simple average closing prices over the one-month period before the base date, the three-month period before the base date, and the six-month period before the base date were used.

When calculating the share transfer ratio, Daiwa Securities in principle used information disclosed by each company and information, etc. generally publicly available, assumed that the respective materials and information, etc. used were all accurate and complete, and has not conducted independent verification of the accuracy and completeness thereof. Daiwa Securities has not independently evaluated, appraised, or assessed the assets or liabilities (including off-balance sheet assets and liabilities, and other contingent liabilities) of each company and their related companies, and has not retained a third-party institution to conduct evaluation, appraisal, or assessment. Daiwa Securities has assumed that the financial outlooks (including profit plans and other information) have been reasonably prepared by the management of each company based on the best forecasts available at the time such information was provided.

With respect to Maeda Corporation, Maeda Road, and Maeda Seisakusho respectively, SMBC Nikko calculated the share transfer ratio using a market price analysis because they are listed on financial instruments exchanges and have a market price, using a comparable listed company analysis because there are listed companies comparable to the Three Companies and analogical inference of the share price is possible by this approach, and DCF Analysis in order to evaluate the intrinsic value based on the Three Companies’ future business activities. The results of calculations using each of these methodologies is as stated below. Please note that the following calculated share transfer ratio ranges state the valuation range of the number of shares of common stock of the joint holding company allotted for one share of common stock of Maeda Road and for one share of common stock of Maeda Seisakusho respectively if one share of common stock of the joint holding company is allotted for each share of common stock of Maeda Corporation.

	Method	Maeda Road	Maeda Seisakusho
(1)	Market price analysis	1.97～2.16	0.51～0.54
(2)	Comparable listed company analysis	1.61～2.95	0.22～0.44
(3)	DCF Analysis	1.36～2.47	0.19～0.63

For the market price analysis, February 22, 2021 was used as the base date for Maeda Corporation and Maeda Road, and the simple average closing prices on the First Section of the TSE over the one-month period before the base date, the three-month period before the base date, and the six-month period before the base date were used, and for Maeda Seisakusho, February 22, 2021 was used as the base date, and the simple average closing prices on the JASDAQ Market of the TSE over the one-month period before the base date, the three-month period before the base date, and the six-month period before the base date were used. The above share transfer ratio ranges are were calculated based on the results of these respective valuations.

When calculating the share transfer ratio, SMBC Nikko in principle used information disclosed by each company and information, etc. generally publicly available, assumed that the respective materials and information, etc. used were all accurate and complete, and has not conducted independent verification of the accuracy and completeness thereof. SMBC Nikko has not independently evaluated, appraised, or assessed the assets or liabilities (including off-balance sheet assets and liabilities, and other contingent liabilities) of each company and their related companies, and has not retained a third-party institution to conduct evaluation, appraisal, or assessment. SMBC Nikko has assumed that the financial outlooks (including profit plans and other information) have been reasonably prepared by the management of each company based on the best forecasts available at the time such information was provided.

Yamada Consulting calculated the share transfer ratio using a market price analysis and DCF Analysis with respect to each of Maeda Corporation, Maeda Road, and Maeda Seisakusho. The results of valuations using such methodologies are as follows. Please note that the following calculated share transfer ratio ranges state the valuation range of the number of shares of common stock of the joint holding company allotted for one share of common stock of Maeda Road and for one share of common stock of Maeda Seisakusho respectively if one share of common stock of the joint holding company is allotted for each share of common stock of Maeda Corporation.

	Method	Maeda Road	Maeda Seisakusho
(1)	Market price analysis	1.79~2.37	0.46~0.59
(3)	DCF Analysis	1.39~2.30	0.32~0.60

For the market price analysis, February 22, 2021 was used as the base date, and the simple average closing prices over each of the one-month period before the base date, the three-month period before the base date, and the six-month period before the base date were used.

When calculating the share transfer ratio, Yamada Consulting in principle used information disclosed by each company and information, etc. generally publicly available, assumed that the respective materials and information, etc. used were all accurate and complete, and has not conducted independent verification of the accuracy and completeness thereof. Yamada Consulting has not independently evaluated, appraised, or assessed the assets or liabilities (including off-balance sheet assets and liabilities, and other contingent liabilities) of each company and their related companies, and has not retained a third-party institution to conduct evaluation, appraisal, or assessment. Yamada Consulting has assumed that the financial outlooks (including profit plans and other information) have been reasonably prepared by the management of each company based on the best forecasts available at the time of such submission.

Daiwa Securities, SMBC Nikko, and Yamada Consulting have respectively received from Maeda Corporation, Maeda Road, and Maeda Seisakusho the future financial outlooks of each of Maeda Corporation, Maeda Road, and Maeda Seisakusho, and have used these as the basis of their DCF Analysis. When preparing the future profit plans of each of Maeda Corporation, Maeda Road, and Maeda Seisakusho that form the basis of calculations used in the DCF Analysis performed by Daiwa Securities, SMBC Nikko, and Yamada Consulting, the future profit plans do not assume the implementation of the Share Transfer and are based on the current organizational structure. Additionally, the future profit plans of Maeda Corporation and Maeda Road do not anticipate large increases and decreases in profits, however, Maeda Seisakusho’s future profit plan contains a business year with large year-on-year profit increase. Specifically, a rebound from the deterioration in the results of operations due to the impact of the novel coronavirus pandemic in the fiscal year ending March 31, 2021 is expected to result in a major increase in operating profits in the fiscal year ending March 31, 2022.

(2)	Background to Valuation

As discussed above, Maeda Corporation, Maeda Road, and Maeda Seisakusho respectively retained Daiwa Securities, SMBC Nikko, and Yamada Consulting to calculate the share transfer ratios used for the Share Transfer, the Three Companies have respectively carefully examined, negotiated, and discussed repeatedly the share transfer ratios, referring to the results of valuations by such third-party valuation institutions and comprehensively taking into account factors including the finances, assets, future outlooks, and market price levels of each company. Consequently, the Three Companies have concluded that ultimately the share transfer ratios stated above in Section 2.(3) are appropriate, and therefore we have resolved at the meetings of the boards of directors of each company held today regarding basic agreement to conduct the share transfer using such share transfer ratio.

As explained below in Section 3.(5) Measures to Ensure Fairness, based on the results of calculations in the share transfer ratio valuation report received from its third-party valuation institution, Daiwa Securities, advice from its legal advisor, Uryu & Itoga, and the results of due diligence that Maeda Corporation conducted on Maeda Road and Maeda Seisakusho, etc., Maeda Corporation believes that it is appropriate to examine the share transfer ratio using the calculated range in DCF Analysis in which valuation is conducted based on future cash flows. Maeda Corporation negotiated the share transfer ratio while referring to the calculation range in Daiwa Securities’ DCF Analysis, and determined that the share transfer ratio stated above in Section 2.(3) is appropriate.

(3)	Relationship with Valuation Institutions

The valuation institutions Daiwa Securities, SMBC Nikko, and Yamada Consulting are not related parties of any of Maeda Corporation, Maeda Road, or Maeda Seisakusho, and do not have a material interest in the Share Transfer requiring disclosure.

(4)	Handling in Relation to the Listing Application, etc. for the Joint Holding Company

Maeda Corporation, Maeda Road, and Maeda Seisakusho plan to apply to have the newly established joint holding company newly listed on the TSE. The planned listing date is October 1, 2021. Because Maeda Corporation, Maeda Road, and Maeda Seisakusho will become wholly owned subsidiaries of the joint holding company through the Share Transfer, they plan to delist from the TSE on September 29, 2021, before listing of the joint holding company.

Please note that determination of the delisting date is subject to the rules of the TSE.

(5)	Measures to Ensure Fairness

Because Maeda Corporation is the controlling company of Maeda Road and Maeda Seisakusho, and both of Maeda Road and Maeda Seisakusho are subsidiaries of Maeda Corporation, the Share Transfer falls under a material transaction, etc. with a controlling shareholder for Maeda Road and Maeda Seisakusho, and therefore the following measures have been implemented to ensure the fairness of the Share Transfer.

(i)	Obtaining a valuation report from an independent third-party valuation institution

As stated above in (1), in order to ensure the fairness and appropriateness of the Share Transfer, Maeda Corporation, Maeda Road, and Maeda Seisakusho respectively appointed Daiwa Securities, SMBC Nikko, and Yamada Consulting as third-party valuation institutions independent from each company and received share transfer ratio valuation reports used as the basis for agreement on the share transfer ratio. Please note that none of the companies have received a written opinion (a fairness opinion) from the aforementioned third-party valuation institutions to the effect that the share transfer ratios are appropriate for their respective shareholders from a financial perspective.

(ii)	Advice from independent law firms

In order to ensure the fairness and appropriateness of the Share Transfer, Maeda Corporation, Maeda Road, and Maeda Seisakusho have respectively appointed Uryu & Itoga, Anderson Mori & Tomotsune, and Nishimura & Asahi as legal advisors independent from each company, and obtained advice regarding matters including their respective procedures for the Share Transfer and decision-making methods and processes, etc.

Uryu & Itoga, Anderson Mori & Tomotsune, and Nishimura & Asahi are not related parties of any of the companies, and do not have a material interest in the Business Integration requiring disclosure.

(6)	Measures to Avoid Conflicts of Interest

Maeda Corporation respectively holds 51.29% of Maeda Road’s total number of issued shares (as of December 31, 2020; including indirect holdings) and 47.72% of Maeda Seisakusho’s total number of issued shares (as of December 31, 2020; including indirect holdings).

Because Maeda Corporation is the controlling company of Maeda Road and Maeda Seisakusho, and both of Maeda Road and Maeda Seisakusho are subsidiaries of Maeda Corporation, the Share Transfer falls under a material transaction, etc. with a controlling shareholder for Maeda Road and Maeda Seisakusho, and therefore the following measures have been implemented to ensure the fairness of the Share Transfer.

(i)	Maeda Road
i.	Obtaining a report from a special committee with no interest in Maeda Road

In order to exercise care in Maeda Road’s decision making regarding the Business Integration, and to avoid the risk of arbitrariness and conflicts of interest in the board of directors’ decision-making process, ensure the fairness thereof, and to confirm that such meeting of the board of directors deciding to carry out the Business Integration would not be disadvantageous for Maeda Road’s minority shareholders, on January 19, 2021 Maeda Road established a special committee (the “Maeda Road Special Committee”) made up of three members: Mr. Ryusuke Ohori, an outside director of Maeda Road notified to the TSE as an independent officer, who has no interest in Maeda Corporation or Maeda Seisakusho; Mr. Keiichiro Hashimoto, an outside director of Maeda Road notified to the TSE as an independent officer, who has no interest in Maeda Corporation or Maeda Seisakusho; and Mr. Yoshikazu Suzuki (attorney-at-law, City-Yuwa Partners), an outside expert with no interest in the Three Companies. The Maeda Road Special Committee has not changed since first established. The Maeda Road Special Committee has elected Mr. Keiichiro Hashimoto as its chair by internal vote by the committee members.

Maeda Road has requested the Maeda Road Special Committee to provide advice as to (i) whether the purpose of the Business Integration can be found to be reasonable (including whether the Business Integration will serve to improve Maeda Road’s corporate value), (ii) whether the fairness of the transaction terms of the Business Integration (including the share transfer ratio in the Share Transfer) has been ensured, (iii) whether sufficient consideration has been given to the interests of Maeda Road’s shareholders through fair procedures in the Business Integration, and (iv) whether, in addition to (i) through (iii) above, that Business Integration is not disadvantageous to Maeda Road’s minority shareholders ((i) through (iv) are hereinafter referred to collectively as the “Maeda Road Inquiry Matters”). Additionally, when establishing the Maeda Road Special Committee, Maeda Road’s board of directors resolved to respect in full the details of the judgment of the Maeda Road Special Committee when making decisions regarding the Business Integration and to delegate to a third-party valuation institution at Maeda Road’s expense calculations of the share transfer ratio of the Share Transfer and any other matters that the Maeda Special Committee judged to be necessary. Remuneration paid to committee members of the Maeda Corporation Road Special Committee is only fixed remuneration that is paid irrespective of the success of the Business Integration and the content of the report, and does not include contingency fees conditioned on announcement or implementation, etc. of the Business Integration. When examining the Maeda Road Inquiry Matters, the Maeda Road Special Committee appointed Trustees Advisory Co., Ltd. (“Trustees”) as its own third-party valuation institution, independent from the Three Companies. Remuneration paid to Trustees in connection with the Business Integration is only fixed remuneration that is paid irrespective of the success of the Business Integration, and does not include success fees conditioned on announcement or implementation, etc. of the Business Integration.

The Maeda Road Special Committee conducted careful examination of the Maeda Road Inquiry Matters by holding a total of eight meetings for a total of approximately twelve hours from January 19, 2021 to February 22, 2021, as well as by stating their opinions, exchanging information, and collecting information, etc. through e-mails, etc. outside of meetings, and holding ad hoc discussions as necessary. Specifically, first, at the initial meeting of the special committee, they confirmed whether there were any issues with the independence of SMBC Nikko, that Maeda Road had appointed as its financial advisor and third-party valuation institution, and its legal advisor, Anderson Mori & Tomotsune, and respectively approved them as Maeda Road’s third-party valuation institution and legal advisor. The Maeda Road Special Committee also confirmed whether there were any issues with Maeda Road’s directors involved in examination, negotiation, and determination of the Business Integration from the perspective of having an interest in Maeda Corporation and Maeda Seisakusho, and granted their approval. Then, the Maeda Road Special Committee

(a) received explanations from Maeda Corporation regarding the details of the Business Integration proposal and the purpose of the Business Integration, as well as the expected synergies, etc. of the Business Integration, and asked questions and received answers regarding these matters, (b) received explanations from Maeda Road of Maeda Road’s history, the details of its business, the background to receiving the proposal for the Business Integration, the purpose of the Business Integration, Maeda Road’s thoughts on the details of Maeda Corporation’s proposal and the effect that the Business Integration would have on Maeda Road’s corporate value, the background to preparation of Maeda Road’s business plan and the content thereof, etc., and asked questions and received answers regarding such matters, (c) questioned Maeda Seisakusho about the synergies expected from the Business Integration and the background to the preparation of Maeda Seisakusho’s business plan, etc. and received answers regarding such matters, (d) received explanations of the results of calculations of the share transfer ratio from SMBC Nikko and Trustees as well as about the scheme for the Business Integration respectively, and asked questions and received answers regarding such matters, (e) received advice from Anderson Mori & Tomotsune regarding the details of measures to ensure the fairness of the Business Integration from a procedural perspective as well as the decision-making method and process of Maeda Road’s meeting of the board of directors regarding the Business Integration and other measures to ensure fairness, and asked questions and received answers regarding such matters, and (f) collected information regarding the Business Integration from related materials, etc. submitted in relation to the Business Integration, and also used such information to carefully discuss, examine, and deliberate the Maeda Road Inquiry Matters.

The Maeda Road Special Committee was involved in the negotiation process with the other two companies such as by discussing the negotiation policy, etc. multiple times, and stating its opinion to Maeda Road on multiple occasions upon receiving timely reports on the process and details, etc. of discussions and negotiations among the Three Companies regarding the Business Integration.

With that background, the Maeda Road Special Committee conducted careful deliberation and examination of the Maeda Road Inquiry Matters based on such explanations, the results of valuations, and other examination materials, and on February 22, 2021 submitted its report to Maeda Road’s board of directors generally as set out below.

(i)	Whether the purpose of the Business Integration can be found to be reasonable (including whether the Business Integration will serve to improve Maeda Road’s corporate value)

According to Maeda Road and Maeda Corporation, in light of the future business environment, Maeda Road’s primary management challenges are building new revenue bases while securing stable orders in its existing business, and aiming to further improve business productivity in order to tackle issues such as labor shortages due to the impact of a shrinking population. It was explained to the Maeda Road Special Committee that by maximally leveraging the group’s management resources through the Business Integration, Maeda Road expects to be able to (a) leverage Maeda Corporation’s management resources to build new revenue bases such as business of comprehensive management of public infrastructure, the PPP and concession business and overseas business, (b) secure orders in existing business such as by expanding orders from government agencies and receiving construction work orders that arise in connection with public infrastructure operation business, (c) improve productivity, etc. through joint promotion of technical development, DX, and personnel development on a group-wide basis, and (d) benefit from an increased corporate scale as a listed joint holding company in terms of future financing, credit and credit rating, and recruitment, etc. The Maeda Road Special Committee found no aspect of such explanation to be particularly unreasonable.

Maeda Road was opposed to the tender offer by Maeda Corporation in 2020, however, according to Maeda Road, considering its situation since it became a consolidated subsidiary of Maeda Corporation, its views differ from that of the time that the tender offer was announced. It has come to believe that there are sufficient prospects for the possibility of business synergies due to collaborative business, etc. with Maeda Corporation and no specific concerns for damage to Maeda Road’s corporate value have arisen thus far, and therefore it has come to positively consider the Business Integration. The Maeda Road Special Committee regards Maeda Road’s such judgment to be the result of reasonable examination based on its relationship with Maeda Corporation thus far.

It cannot be denied that the Three Companies maintaining the current capital relationship which is structured to conduct independent business management as listed companies imposes certain limits on the mutual utilization of management resources due to issues associated with conflicts of interest with their respective minority shareholders. The Maeda Road Special Committee believes that it is sufficiently reasonable for Maeda Road to determine that combining the interests of the Three Companies through formation of the joint holding company will allow the Three Companies to maximize the synergies arising from the sharing of management resources as a group, and the Share Transfer to be the best form of a business integration in order to create a structure that facilitates the pursuit of synergies while respecting the corporate cultures of each company and maintaining the business frameworks of each company as well as that, taking into account the fact that Maeda Road’s minority shareholders are in a position in the Share Transfer where they will continue to benefit from the improvements in corporate value due to the Business Integration as shareholders of the joint holding company, it is necessary to conduct the Business Integration in order to increase the possibility of achieving synergies and selecting the Share Transfer as the structure of the business integration.

As a result of examination through interviews with Maeda Corporation and Maeda Road, the Maeda Road Special Committee could not find any specific likelihood of potential drawbacks, such as weakening of compliance frameworks, the future impact on business partners, impact on financing, impact on recruitment, or fall in morale of current employees, that exceed the benefits expected from the Business Integration.

Comprehensively taking the above factors into account, the Maeda Road Special Committee considers that the Business Integration can serve to improve Maeda Road’s corporate value, is appropriate for such its purpose, and is reasonable.

(ii)	Whether the fairness of the terms of the Business Integration (including the share transfer ratio in the Share Transfer) is maintained

The Maeda Road Special Committee found that, with regards to the share transfer ratios pertaining to the Share Transfer, the ratios for Maeda Road were found to exceed the upper limit of the ranges calculated by using a market price analysis and comparable listed company analysis, and be within the calculated range as well as exceed the median value of the DCF Analysis, which analyses Trustees, the third-party valuation institution appointed by the Maeda Road Special Committee, separately conducted to calculate share transfer ratio.

On this point, based on the explanation of the results of such calculations received from Trustees, the Maeda Road Special Committee did not find any particularly unreasonable aspects in the choice of valuation methodology or the valuation process in each valuation methodology. The Maeda Road Special Committee also confirmed the preparation process of each company’s business plan through discussions with each company. Furthermore, according to Trustees, no especially unreasonable aspects were found in the content of each company’s business plan and no particularly unreasonable aspects were found with respect to the business plans of each company that constituted the basis of calculations using DCF Analysis. Therefore, the Maeda Road Special Committee considers that there is a certain degree of reasonableness to the Trustees’ results of calculations, and the share transfer ratios of the Share Transfer is at a level with a certain degree of reasonableness in light of such calculation results.

Of the share transfer ratios pertaining to the Share Transfer, the ratios for Maeda Road were found to exceed the upper limit of the range calculated by using a market price analysis, meet the median value of the range calculated by using a comparable listed company analysis, and be within the calculated range as well as exceed the median value of the DCF Analysis in light of the results of calculation of the share transfer ratio that Maeda Road’s third-party valuation institution, SMBC Nikko, conducted. The Maeda Road Special Committee found that such share transfer ratio is also at a reasonable level in light of such results of calculation by SMBC Nikko. There is a certain difference between the respective results of calculations by Trustees and SMBC Nikko, however, according to Trustees, such difference is caused by factors such as differences in choices of comparable listed companies, the approach to the discount rate in DCF Analysis, and whether or not an exit multiple was used for perpetual value calculations, and all of such approaches are acceptable to adopt in the valuation practice.

With respect to the share transfer ratios of the Share Transfer, the Maeda Road Special Committee considers that the premium on Maeda Road’s shares is at a level with a certain degree of reasonableness in light of the levels of premiums of other companies such as in joint share transfers or share exchanges, etc. between other listed companies.

As of February 22, 2021, the Maeda Road Special Committee obtained from Trustees a fairness opinion to the effect that Trustees determined that the share transfer ratio of the Share Transfer was reasonable for Maeda Road’s minority shareholders from a financial perspective.

Based on the draft Memorandum of Understanding Regarding the Business Integration, the Maeda Road Special Committee found no content in particular that was disadvantageous to Maeda Road’s minority shareholders in terms of conditions other than the share transfer ratio.

As stated below in (iii), the Maeda Road Special Committee considers that, in the Business Integration, full consideration has been given to the interests of Maeda Road’s shareholders through fair procedures, and that the terms of the Business Integration, including the share transfer ratio, have been determined through such fair procedures.

Based on comprehensive consideration of the above factors, the Maeda Road Special Committee considers that the fairness of the terms of the Business Integration, including the share transfer ratio, have been ensured.

(iii)	Whether sufficient consideration has been given to the interests of Maeda Road’s shareholders through fair procedures in the Business Integration

From the perspective of eliminating arbitrariness and avoiding conflicts of interest in the decision-making process, Maeda Road established the Maeda Road Special Committee. The Maeda Road Special Committee was established before specific negotiations of the terms of the Business Integration, including the share transfer ratio, began. No grounds have been found to doubt the independence of each committee member.

The Maeda Road Special Committee confirmed that there were no issues with the independence of the financial advisor which was also appointed as the third-party valuation institution, and the legal advisor appointed by Maeda Road, and respectively approved them as Maeda Road’s advisor, etc. The Maeda Road Special Committee appointed Trustees as the Maeda Road Special Committee’s own third-party valuation institution and obtained both the share transfer ratio valuation report and the fairness opinion, taking which into account the Maeda Road Special Committee examined and determined the appropriateness of the Business Integration, the reasonableness of the transaction terms, and the fairness of procedures. Maeda Road also received legal advice from an independent legal advisor regarding the various procedures for the Business Integration, including the decision-making method and process, etc. of the board of directors, and obtained the prescribed share transfer ratio valuation report from an independent third-party valuation institution.

Based on the above examination framework, Maeda Road conducted substantive negotiations with Maeda Corporation pursuant to the opinions from the Maeda Road Special Committee regarding negotiation policy and advice from its advisors, etc. The Maeda Road Special Committee did not find any particularly unreasonable aspects regarding the negotiation process from the perspective of the interests of Maeda Road’s minority shareholders.

Of the directors of Maeda Road, those who had been previously employed at or who had formerly serviced as officers of Maeda Corporation did not participate in discussions and negotiations regarding the share transfer ratio for the Share Transfer on behalf of Maeda Road. The Maeda Road Special Committee did not find any unreasonable aspects with respect to the planned method of resolution for agenda proposals at the Maeda Road’s board of directors regarding the Business Integration, and no facts where parties with a particular interest in the Business Integration were presumed to have an unreasonable impact on Maeda Road were found in the discussion, examination, or negotiation process pertaining to the Business Integration. Furthermore, when establishing the Maeda Road Special Committee, Maeda Road’s board of directors resolved to respect in full the details of the judgment of the Maeda Road Special Committee when making decision regarding the Business Integration, and it is anticipated that decision-making will be carried out with full consideration given the purpose of establishing the Maeda Road Special Committee.

A certain degree of disclosure in press releases relating to the Business Integration is planned respectively for information regarding the Maeda Road Special Committee, the details of the results of calculation of the share transfer ratio, and other information regarding the purpose of the Business Integration, etc. The Maeda Road Special Committee considers that sufficient amount of information is planned to be disclosed in order for minority shareholders to determine the reasonableness, etc. of the transaction terms.

Based on a comprehensive consideration of the foregoing, the Maeda Road Special Committee considers that sufficient consideration has been given to Maeda Road’s shareholders through fair procedures in the Business Integration.

(iv)	Whether, in addition to (i) through (iii) above, that Business Integration is not disadvantageous to Maeda Road’s minority shareholders

Based on a comprehensive consideration of (i) through (iii) above, the Maeda Road Special Committee determined that the Business Integration is not disadvantageous to Maeda Road’s minority shareholders, and that there are no special circumstances that conflict with such determination.

ii.	The Maeda Road Special Committee’s acquisition of a share valuation report from an independent third-party valuation institution and acquisition of a fairness opinion

When examining the Maeda Road Inquiry Matters, the Maeda Road Special Committee retained Trustees as a third-party valuation institution independent from the Three Companies to calculate the share transfer ratio and requested Trustees to submit an opinion regarding the appropriateness of the share transfer ratio (fairness opinion) (the “Fairness Opinion”). Trustees is not a related party of the Three Companies, and does not have a material interest in the Business Integration.

With respect to Maeda Corporation, Maeda Road, and Maeda Seisakusho respectively, Trustees carried out valuation using a market price analysis because they are listed on financial instruments exchanges and have a market price, using a comparable listed company analysis because there are listed companies comparable to the Three Companies and analogical inference of the share price is possible by this approach, and DCF Analysis in order to evaluate the intrinsic value based on the Three Companies’ future business activities. The results of calculations using each of these methodologies is as stated below. Please note that the following calculated share transfer ratio ranges state the valuation range of the number of shares of common stock of the joint holding company allotted for one share of common stock of Maeda Road and for one share of common stock of Maeda Seisakusho respectively if one share of common stock of the joint holding company is allotted for each share of common stock of Maeda Corporation.

	Method	Maeda Road	Maeda Seisakusho
(1)	Market price analysis	1.97～2.17	0.48～0.54
(2)	Comparable listed company analysis	0.61～1.52	0.37～1.10
(3)	DCF Analysis	1.33～2.48	0.48～0.88

For the market price analysis, February 22, 2021 was used as the base date for Maeda Corporation and Maeda Road, and the simple average closing prices on the First Section of the TSE over the one-month period before the base date, the three-month period before the base date, and the six-month period before the base date were used, and for Maeda Seisakusho, February 22, 2021 was used as the base date, and the simple average closing prices on the JASDAQ Market of the TSE over the one-month period before the base date, the three-month period before the base date, and the six-month period before the base date were used to carry out valuation. The above share transfer ratio ranges were calculated based on the results of these respective valuations.

When calculating the share transfer ratio, Trustees in principle used information disclosed by Maeda Corporation, Maeda Road, and Maeda Seisakusho and information, etc. generally publicly available, assumed that the respective materials and information, etc. used were all accurate and complete, and has not conducted independent verification of the accuracy and completeness thereof. Trustees has not independently evaluated, appraised, or assessed the assets or liabilities (including off-balance sheet assets and liabilities, and other contingent liabilities) of each company and their related companies, and has not retained a third-party institution to conduct evaluation, appraisal, or assessment. Trustees has assumed that the financial outlooks (including profit plans and other information) have been reasonably prepared by the management of each company based on the best forecasts available at the time such information was provided.

Additionally, the Maeda Road Special Committee received from Trustees the Fairness Opinion dated February 22, 2021 to the effect that the share transfer ratio for Maeda Road of 2.28 in the Share Transfer is reasonable for Maeda Road’s minority shareholders from a financial perspective.

(Note)	The Fairness Opinion states an opinion as of the preparation date thereof based on the information obtained by Trustees by the preparation date thereof in light of the economic conditions and capital market and other conditions as of the preparation date thereof, and Trustees bears no obligation to revise, amend, or supplement the content of the Fairness Opinion even if any subsequent changes in situation would affect the opinion expressed in the Fairness Opinion.

The Fairness Opinion does not represent an opinion or recommendation regarding the appropriateness of implementing the Share Transfer and other acts relating to the Share Transfer, and does not state any opinion whatsoever to the holders of securities issued by each company, creditors, or other related parties.

The Fairness Opinion was submitted by Trustees as materials forming the basis of the judgment of the Maeda Road Special Committee regarding the Share Transfer, and is not intended to be used for any other purpose.

iii.	Unanimous approval of all of Maeda Road’s directors without an interest and unanimous opinion from audit & supervisory board members to the effect that there is no objection

Of Maeda Road’s directors, because Mr. Kojiro Fukuda, Mr. Yasuhiko Imaizumi, and Mr. Hirotaka Nishikawa are from Maeda Corporation and Mr. Akira Watanabe formerly served as an outside director of Maeda Corporation, from the perspective of avoiding conflicts of interest, deliberation of the agenda proposal for execution of the MOU regarding the Business Integration at the meeting of Maeda Road’s board of directors held on February 24, 2021 was carried out by 6 of the 10 directors of Maeda Road, excluding Mr. Kojiro Fukuda, Mr. Yasuhiko Imaizumi, Mr. Hirotaka Nishikawa, and Mr. Akira Watanabe, and was resolved unanimously thereby.

From the perspective of avoiding conflicts of interest, Mr. Kojiro Fukuda, Mr. Yasuhiko Imaizumi, Mr. Hirotaka Nishikawa, and Mr. Akira Watanabe out of Maeda Road’s directors did not participate on behalf of Maeda Road in discussions and negotiations regarding the share transfer ratio in the Share Transfer.

At the above meeting of Maeda Road’s board of directors, Maeda Road’s audit & supervisory board members unanimously stated an opinion to the fact that they had no objection to execution of the MOU regarding the Business Integration.

(ii)	Maeda Seisakusho
i.	Obtaining a report from a special committee with no interest in Maeda Seisakusho

In light of facts such as that Maeda Seisakusho and Maeda Road are consolidated subsidiaries of Maeda Corporation, the Share Transfer falls under a material transaction, etc. with a controlling shareholder, and that a structural conflict of interest could arise when examining the Share Transfer at Maeda Seisakusho, the meeting of Maeda Seisakusho’s board of directors held on January 27, 2021 resolved to establish a special committee (the “Maeda Seisakusho Special Committee”) made up of three members – Mr. Masaaki Takahashi (independent outside director of Maeda Seisakusho and attorney-at-law at Takahashi Law Firm), Mr. Chihiro Watanabe (independent outside audit & supervisory board member of Maeda Seisakusho), and Mr. Masato Kasahara (certified public accountant, Kasahara CPA Office) – independent from Maeda Corporation, Maeda Road, and Maeda Seisakusho, as well as from whether the Share Transfer is successful, in order to ensure the fairness of the transaction terms of the Share Transfer, avoid arbitrariness in relation to the Share Transfer, ensure fairness, transparency, and objectivity in Maeda Seisakusho’s decision-making process, and avoid conflicts of interest. The Maeda Seisakusho Special Committee has not changed since first established and has elected Mr. Masaaki Takahashi as the chair of the Maeda Seisakusho Special Committee by internal vote of the committee members. All members of the Maeda Seisakusho Special Committee are paid fixed remuneration as consideration for their duties irrespective of the content of their report.

Based on the above resolution of the board of directors, Maeda Seisakusho tasked the Maeda Seisakusho Special Committee to examine (a) the appropriateness of the Share Transfer (including whether the Share Transfer will serve to improve Maeda Seisakusho’s corporate value), (b) the reasonableness of the transaction terms of the Share Transfer, (c) the fairness of the procedures of the Share Transfer, and (d) that, based on (a) through (c) above, the decision by Maeda Seisakusho’s board of directors to implement the Share Transfer is not disadvantageous to Maeda Seisakusho’s minority shareholders (collectively, the “Maeda Seisakusho Inquiry Matters”) and submit to Maeda Seisakusho a written report on these points. Together with this, Maeda Seisakusho’s board of directors also resolved that, when deciding to implement the Share Transfer, they would respect in full the details of the judgment of the Maeda Seisakusho Special Committee and that they would not make the decision to implement the Share Transfer if the Maeda Seisakusho Special Committee judged that implementing the Share Transfer would not be appropriate. Maeda Seisakusho’s board of directors also resolved to grant the Maeda Seisakusho Special Committee authority to request Maeda Seisakusho’s board of directors and responsible officers to collect all information whatsoever necessary to conduct its inquiry, authority to confirm policies in advance, receive timely reports, state their opinion as necessary, and make requests, etc. when the transaction terms of the Share Transfer were being negotiated, in order to ensure the fairness of the transaction terms of the Share Transfer, and authority to receive advice from different financial advisors or legal advisors than those appointed by Maeda Seisakusho’s board of directors for the Share Transfer when the Maeda Seisakusho Special Committee determines it to be necessary.

At the above meeting of Maeda Seisakusho’s board of directors, of the seven directors of Maeda Seisakusho, the above resolution was deliberated and unanimously passed by four directors. From the perspective of avoiding conflicts of interest Mr. Yasuo Kato was excluded due to being a former employee of Maeda Corporation, Mr. Satoru Tahara was excluded due to concurrently serving as an employee of Maeda Corporation, and Mr. Masaaki Takahashi was absent for personal reasons. Although Mr. Masaaki Takahashi was absent from the above meeting of Maeda Seisakusho’s board of directors for personal reasons and did not participate in deliberations and resolutions, he confirmed in advance of the above meeting of Maeda Seisakusho’s board of directors that he approved of the establishment of the Maeda Seisakusho Special Committee. Of Maeda Seisakusho’s four audit & supervisory board members, Mr. Ryoji Tazima and Mr. Shigeru Izuka did not participate in the above deliberations from the perspective of avoiding conflicts of interest because they are former employees of Maeda Corporation.

The Maeda Seisakusho Special Committee carefully examined and discussed the Maeda Seisakusho Inquiry Matters by holding a total of six meetings from January 28, 2021 to February 22, 2021 (spanning a total of approximately 9.5 hours), and also reporting, sharing information, deliberating, and making decisions, etc. through e-mail, etc. in between meetings.

Specifically, first, at the initial meeting of the Maeda Seisakusho Special Committee, they received from Maeda Seisakusho an explanation of an overview of the Share Transfer, including the background, etc. leading to examination of the Share Transfer, and asked questions and received answers on such matters. Additionally, they confirmed that there were no issues with the independence and expertise of Maeda Seisakusho’s third-party valuation institution Yamada Consulting, financial advisor Mizuho Securities, and legal advisor Nishimura & Asahi respectively, and confirmed that the Maeda Seisakusho Special Committee could also receive expert advice as necessary.

Then, the Maeda Seisakusho Special Committee received explanations from Maeda Corporation, and asked questions and received answers, regarding matters including the background leading to proposal of the Share Transfer and its purpose, the synergies from to the Share Transfer, and their approach regarding the organizational structure and governance framework of the joint holding company. The Maeda Seisakusho Special Committee also received explanations from Maeda Seisakusho, and asked questions and received answers, regarding matters including the background leading to receiving the proposal for the Share Transfer, the strengths and weaknesses of Maeda Seisakusho’s business, technology, finances, and personnel, etc., Maeda Seisakusho’s view regarding the synergies from the Share Transfer, and the preparation process, and content, of Maeda Seisakusho’s business plan. Additionally, the Maeda Seisakusho Special Committee questioned Maeda Road regarding matters including the background leading to receiving the proposal for the Share Transfer, the strengths and weaknesses of Maeda Road’s business, technology, finances, and personnel, etc., and Maeda Road’s view regarding the synergies from the Share Transfer, and received answers in writing. The Maeda Seisakusho Special Committee received explanations from Yamada Consulting, and asked questions and received answers, regarding matters including the valuation methods, assumptions, and the details of valuations using each valuation method, etc. used by Yamada Consulting to calculate the share transfer ratio.

Whenever Maeda Seisakusho received a proposed share transfer ratio from Maeda Corporation, the Maeda Seisakusho Special Committee received reports from time to time regarding the background and details, etc. of discussions and negotiations regarding the Share Transfer among Maeda Seisakusho, Maeda Corporation, and Maeda Road, and discussed how to respond, etc. Based also on advice from Mizuho Securities from a financial perspective, including analysis of the premiums in recent share transfer deals and other business integrations, the Maeda Seisakusho Special Committee was substantially involved in the negotiation process with Maeda Corporation and Maeda Road such as by providing its opinion after deliberating and examining the details thereof.

On multiple occasions the Maeda Seisakusho Special Committee also received explanations of the drafts of press releases that Maeda Corporation, Maeda Road, and Maeda Seisakusho planned to issue, and while receiving advice from Nishimura & Asahi, confirmed that the Three Companies planned thorough disclosure of information regarding the Share Transfer to Maeda Seisakusho’s shareholders.

As a result of carefully discussing and examining the Maeda Seisakusho Inquiry Matters with this kind of process, the Maeda Seisakusho Special Committee submitted its report to Maeda Seisakusho on February 22, 2021, generally as follows.

(i)	Appropriateness of the Share Transfer (including whether the Share Transfer will serve to improve Maeda Seisakusho’s corporate value)

Looking at the business environment in which Maeda Seisakusho and Maeda Corporation are operating, Maeda Seisakusho’s core businesses – construction machinery-related business and industrial/steel machinery-related business – are both construction-related businesses, and construction-related investment is expected to shrink in the future in Japan. It is reasonable as a member of Maeda Corporation’s proposed “comprehensive infrastructure services company group” that Maeda Seisakusho collaborates in the public infrastructure comprehensive management as well as business in the PPP and concession fields, and the implementation of this transaction is considered to have the potential to lead Maeda Seisakusho to acquire new revenue bases. Although Maeda Seisakusho is Maeda Corporation’s consolidated subsidiary, mutual independence of their respective management has been maintained because both the parent and the subsidiary are listed companies. The Business Integration through conversion to a holding company is expected to expand the scope of business and increase the value of business although Maeda Seisakusho did not tend to let its business rely on transactions with Maeda Corporation thus far.

With respect to the specific effects Maeda Corporation presents as being anticipated from implementing this Share Transfer ((a) establishing a standing (brand) as a comprehensive infrastructure services company both in Japan and internationally, (b) pursuit of financing benefits for the group by improving external ratings (reduction in capital costs), (c) acceleration of M&A activities, including in other business fields, (d) joint DX and R&D initiatives, (e) improvements in productivity by sharing indirect operations, (f) reduction of legal risks, (g) enhancement of governance (transition to a company with a nominating committees, etc., cessation of maintaining the listing of both the parent and subsidiary, etc.), and (h) enhancement of recruitment and training, etc.), the Maeda Seisakusho Special Committee believes that each of such effects specific effects can be realized. Considering also the low liquidity of Maeda Seisakusho’s shares on the JASDAQ market, the Maeda Seisakusho Special Committee believes that the disadvantages of delisting Maeda Seisakusho’s shares will not be significant.

For the above reasons, the Maeda Seisakusho Special Committee considers that the Share Transfer will serve to improve Maeda Seisakusho’s corporate value, and therefore it determined that the Share Transfer is approvable.

(ii)	Reasonableness of the transaction terms of the Share Transfer

The Maeda Seisakusho Special Committee received from Yamada Consulting, which is the third-party valuation institution appointed by Maeda Seisakusho, an explanation of the calculation methods and the calculation process for the share transfer ratio as well as the consideration process regarding the per share valuation of the shares of the Three Companies on which the share transfer ratio calculations were based, and asked questions and received answers in writing. As a result, the Maeda Seisakusho Special Committee did not find any unreasonable aspects in the above calculation methods and calculation processes or the consideration process, and determined that the Yamada Consulting share transfer ratio valuation report was reliable. While the share transfer ratio is that Maeda Seisakusho is 0.58 if Maeda Corporation is 1.00, the Maeda Seisakusho Special Committee recognized that such ratio was within the range of results of calculation in the share transfer ratio valuation report provided by Yamada Consulting. Additionally, the Maeda Seisakusho Special Committee considered that, with regards to shares of Maeda Seisakusho, the share transfer ratio in the Share Transfer (a) offers a premium that compares favorably to the levels of premiums in recent share transfers between other companies and (b) is at the level that was close to the upper limit of both ranges for the share transfer ratio that were calculated by the market price analysis and DCF Analysis as provided in Yamada Consulting’s share transfer ratio valuation report.

Furthermore, the Maeda Seisakusho Special Committee found that, in light of the draft memorandum of understanding that Maeda Seisakusho shared with it, no other terms of the Share Transfer are disadvantageous to Maeda Seisakusho’s minority shareholders compared to other similar cases.

Therefore, the Maeda Seisakusho Special Committee considers that the reasonableness of the transaction terms of the Share Transfer have been ensured.

(iii)	Fairness of the procedures of the Share Transfer

Maeda Seisakusho and Maeda Road are consolidated subsidiaries of Maeda Corporation, the Share Transfer falls under a material transaction, etc. with a controlling shareholder, and a structural conflict of interest could arise when examining the Share Transfer at Maeda Seisakusho. In light of such fact and other circumstances, Maeda Seisakusho established the Maeda Seisakusho Special Committee. The Maeda Seisakusho Special Committee is found to be independent and to function effectively due to factors including that (a) the Maeda Seisakusho Special Committee was promptly established after receiving the initial proposal for the share transfer ratio from Maeda Corporation and it was ensured that the Maeda Seisakusho Special Committee was involved in negotiations between Maeda Seisakusho, Maeda Corporation, and Maeda Road from the initial stage of the process forming the transaction terms, (b) the respective members thereof were confirmed to be independent and had been appointed with due consideration to expertise and characteristics, (c) a framework was ensured in respective processes for the decision to establish the Maeda Seisakusho Special Committee, authority and duties, the appointment of members, and the setting of remuneration where Maeda Seisakusho’s outside directors and independent audit & supervisory board member were substantially involved, (d) from the initial proposal of the share transfer ratio by Maeda Corporation until Maeda Seisakusho accepted the final proposal, the Maeda Seisakusho Special Committee was substantially involved in the negotiation of transaction terms with Maeda Corporation and Maeda Road, by means such as holding discussions with Maeda Seisakusho on multiple occasions, stating its opinion, giving directions, and making requests to Maeda Seisakusho, (e) the Maeda Seisakusho Special Committee, first confirmed that there were no issues regarding the respective independence and expertise of the outside advisors appointed by Maeda Seisakusho, and then received expert advice as necessary, (f) the Maeda Seisakusho Special Committee directly interviewed, or issued written questions, to the parties to the Share Transfer, obtained material information, including non-public information such as drafts of the memorandum of understanding and planned public press releases, and ensured a framework to examine the Share Transfer in which it can take into account the information obtained by such means, (g) it was stipulated that each committee member would be paid fixed remuneration as their respective consideration for their duties, irrespective of the success of the Share Transfer and the content of the report, (h) Maeda Seisakusho’s board of directors also resolved that, when deciding to implement the Share Transfer, they would respect in full the details of the judgment of the Maeda Seisakusho Special Committee and that they would not make the decision to implement the Share Transfer if the Maeda Seisakusho Special Committee judged that implementing the Share Transfer would not be appropriate, and (i) Maeda Seisakusho examined and negotiated the terms of the Share Transfer without the participation of the two directors of Maeda Seisakusho who were current or former employees of Maeda Corporation, and did not allow such two directors and the two audit & supervisory board members who were former employees of Maeda Corporation to be involved in deliberation and resolutions by Maeda Seisakusho’s board of directors regarding the Share Transfer.

Maeda Seisakusho appointed Nishimura & Asahi as its legal advisor independent from Maeda Seisakusho, Maeda Corporation, and Maeda Road, and received from such law firm necessary legal advice regarding the decision-making method and process of Maeda Seisakusho’s board of directors, including various procedures regarding the Share Transfer, as well as other items requiring caution. Maeda Seisakusho also appointed Yamada Consulting as a third-party valuation institution independent from Maeda Seisakusho, Maeda Corporation, and Maeda Road, and obtained a share transfer ratio valuation report dated February 22, 2021. In addition, Maeda Seisakusho appointed and obtained advice from Mizuho Securities as a financial advisor independent from Maeda Seisakusho, Maeda Corporation, and Maeda Road.

Although a so-called proactive market check was not performed in the Share Transfer, because Maeda Corporation is not believed to have the intent to sell Maeda Seisakusho’s shares to a third party and a serious counterproposal is not anticipated, it was recognized that there is little meaning to performing a proactive market check. Additionally, although there is no plan to set and announce majority-of-minority conditions, because it is possible that such setting such conditions would destabilize the formation of the Share Transfer and not serve the interests of Maeda Seisakusho’s minority shareholders approving the Share Transfer, and also for the reason that there are other sufficient measures taken to ensure fairness at Maeda Seisakusho, the fact that such conditions were not set cannot be found to automatically compromise the fairness of the procedures of the Share Transfer.

The Maeda Seisakusho Special Committee considers that disclosure of sufficient information regarding the Maeda Seisakusho Special Committee, the share transfer ratio valuation report, and other information, through press releases to regular shareholders, is planned.

Therefore, the Maeda Seisakusho Special Committee considers that the fairness of procedures for the Share Transfer have been ensured.

(iv)	The decision by Maeda Seisakusho’s board of directors to implement the Share Transfer is not disadvantageous to Maeda Seisakusho’s minority shareholders

As discussed above, the Maeda Seisakusho Special Committee considered that the Share Transfer would serve to improve Maeda Seisakusho’s corporate value and therefore approvable, the reasonableness of the transaction terms was ensured, the fairness of procedures in the Share Transfer was ensured, and the Maeda Seisakusho Special Committee found no other factors or circumstances would cause the Business Integration through the Share Transfer to be disadvantageous for minority shareholders of Maeda Seisakusho. Given the above findings, the Maeda Seisakusho Special Committee considers that Maeda Seisakusho’s board of directors deciding to implement the Share Transfer would not be disadvantageous to Maeda Seisakusho’s minority shareholders.

ⅱ.	Unanimous approval of directors of at Maeda Seisakusho without an interest and opinion to the effect that there is no objection from audit & supervisory board members of at Maeda Seisakusho without an interest

At the meeting of its board of directors held today, Maeda Seisakusho resolved by unanimous resolution of the directors of Maeda Seisakusho who participated in deliberation and resolution (five directors, excluding Mr. Yasuo Kato and Mr. Satoru Tahara) to execute the MOU. As with the resolution to establish the Maeda Seisakusho Special Committee above in i., the directors Mr. Yasuo Kato and Mr. Satoru Tahara had no involvement whatsoever in the deliberation and resolution of the above meeting of the board of directors in order to avoid conflicts of interest, and had no involvement whatsoever in discussions and negotiations with Maeda Corporation and Maeda Road on behalf of Maeda Seisakusho.

Maeda Seisakusho’s audit & supervisory board members (two audit & supervisory board members, excluding Mr. Ryoji Tazima and Mr. Shigeru Izuka) also attended the above meeting of the board of directors, and all attending audit & supervisory board members expressed their opinion that they did not object to the above resolution. As with the resolution to establish the Maeda Seisakusho Special Committee above in i., Maeda Seisakusho’s audit & supervisory board members Mr. Ryoji Tazima and Mr. Shigeru Izuka had no involvement whatsoever in the deliberation and resolution of the above meeting of the board of directors in order to avoid conflicts of interest, and had no involvement whatsoever in discussions and negotiations with Maeda Corporation and Maeda Road on behalf of Maeda Seisakusho.

4.	Outline of the Companies Party to the Share Transfer (as of December 31, 2020)
(1)	Name	Maeda Corporation	Maeda Road Construction Co., Ltd.	Maeda Seisakusho Co., Ltd.
(2)	Location	10-2 Fujimi 2-chome, Chiyoda-ku, Tokyo	11-3 Osaki 1-chome, Shinagawa-ku, Tokyo	1095 Onbegawa, Shinonoi, Nagano-shi, Nagano
(3)	Title and name of representative	President and Representative Director Soji Maeda	President and Representative Director Yasuhiko Imaizumi	President and Representative Director Masaaki Shioiri
(4)	Content of business	Civil engineering construction contracting, design, public infrastructure, etc. operation business	Construction business, manufacturing and sale business	Construction material, equipment, and product sales, after-sales services, rental, etc.
(5)	Capital	28,463 million yen	19,350 million yen	3,160 million yen
(6)	Date established	January 8, 1919	July 19, 1930	November 30, 1962
(7)	Number of issued shares	194,608,482	89,159,453	16,100,000
(8)	Accounting period	March 31	March 31	March 31
(9)	Number of consolidated employees	6,545	2,567	672
(10)	Main banks	Sumitomo Mitsui Banking Corporation Mizuho Bank, Ltd. MUFG Bank, Ltd. Mizuho Trust & Banking Co., Ltd. Sumitomo Mitsui Trust Bank, Ltd.	MUFG Bank, Ltd. Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation Sumitomo Mitsui Trust Bank, Ltd. Mizuho Trust & Banking Co., Ltd.	Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation The Hachijuni Bank, Ltd.

(11)	Major shareholders and shareholding ratios (excluding indirect holdings) (as of September 30, 2020)

Hikarigaoka Corporation 12.50%

The Master Trust Bank of Japan, Ltd. (trust account) 6.60%

Custody Bank of Japan, Ltd. (trust account) 4.08%

Maeda Road Construction Co., Ltd. 3.46%

Sumitomo Realty & Development Co., Ltd. 3.03%

Mizuho Bank, Ltd. 2.62%

JP MORGAN CHASE BANK 2.54%

STATE STREET BANK AND TRUST COMPANY 2.52%

Sumitomo Mitsui Banking Corporation 2.13%

Custody Bank of Japan, Ltd. (trust account 5) 1.68%

Maeda Corporation 51.29%

The Master Trust Bank of Japan, Ltd. (trust account) 5.10%

Custody Bank of Japan, Ltd. (trust account) 2.81%

Maeda Road Employee Shareholding Association 2.54%

NORTHERN TRUST CO (AVFC) RE SILCHESTER INTERNATIONAL INVESTORS INTERNATIONAL VALUE EQUITY TRUST 1.88%

Custody Bank of Japan, Ltd. (trust account 5) 1.36%

Maeda Road Share Cooperative 1.27%

NORTHERN TRUST CO.(AVFC)RE U.S.TAX EXEMPTED PENSION FUNDS 1.08%

The Kyoei Fire and Marine Insurance Company, Limited 0.87%

Custody Bank of Japan, Ltd. (trust account 9) 0.79%

Maeda Corporation 44.68%

Hikarigaoka Corporation 7.69%

Sumitomo Mitsui Banking Corporation 4.98%

Mizuho Bank, Ltd. 4.39%

The Hachijuni Bank, Ltd. 2.89%

Maeda Road Construction Co., Ltd. 2.17%

Meiji Yasuda Life Insurance Company 1.88%

Maeda Seisakusho Employee Shareholding Association 1.45%

Custody Bank of Japan, Ltd. 1.13%

Sumitomo Mitsui Finance and Leasing Co., Ltd. 1.13%

(12)	Relationship between the companies
	Capital relationship	Maeda Corporation respectively holds 51.29% of Maeda Road’s total number of issued shares (including indirect holdings) and 47.72% of Maeda Seisakusho’s total number of issued shares (including indirect holdings). Maeda Road holds 2.70% of Maeda Corporation’s total number of issued shares (including indirect holdings) and 2.17% of Maeda Seisakusho’s total number of issued shares (including indirect holdings).

Personnel relationship	As of the date of this notice, two representative directors, one director, and two executive officers of Maeda Road are from Maeda Corporation. Two directors and two audit & supervisory board members of Maeda Seisakusho are from Maeda Corporation.
Transaction relationship	Maeda Corporation places orders with Maeda Road for road paving work, etc. and Maeda Road places orders with Maeda Corporation for facility construction work, etc. Maeda Seisakusho also sells and rents construction material, equipment, and products, and provides after-sales services, to Maeda Corporation.
Qualification as related parties	Because Maeda Road and Maeda Seisakusho are consolidated subsidiaries of Maeda Corporation, they fall under related parties.

(13)	Results of Operations and Finances for the Last Three Years

(i)	Maeda Corporation (consolidated) (Millions of yen, unless otherwise noted)
Accounting period	Fiscal year ended March 31, 2018	Fiscal year ended March 31, 2019	Fiscal year ended March 31, 2020
Consolidated net assets	234,390	252,582	343,589
Consolidated total assets	681,769	717,630	920,786
Consolidated net assets per share (yen)	1,163.63	1,268.95	1,236.32
Consolidated net sales	467,724	492,087	487,856
Consolidated operating profit	35,386	35,944	34,045
Consolidated ordinary profit	37,018	38,363	36,597
Consolidated net current profit	23,057	23,952	14,342
Consolidated net current profit per share (yen)	121.35	126.14	77.24
Dividend per share (yen)	16.00	20.00	20.00

(ii)	Maeda Road (consolidated) (Millions of yen, unless otherwise noted)
Accounting period	Fiscal year ended March 31, 2018	Fiscal year ended March 31, 2019	Fiscal year ended March 31, 2020
Consolidated net assets	201,977	207,749	206,889
Consolidated total assets	286,997	290,007	264,080
Consolidated net assets per share (yen)	2,326.81	2,386.55	2,490.89
Consolidated net sales	234,369	223,757	237,812
Consolidated operating profit	23,402	17,122	19,575
Consolidated ordinary profit	23,810	17,636	19,877
Consolidated net current profit	9,201	11,482	18,826
Consolidated net current profit per share (yen)	106.62	133.00	223.02
Dividend per share (yen)	55.00	70.00	750.00

(iii)	Maeda Seisakusho (consolidated) (Millions of yen, unless otherwise noted)
Accounting period	Fiscal year ended March 31, 2018	Fiscal year ended March 31, 2019	Fiscal year ended March 31, 2020
Consolidated net assets	11,154	11,490	12,129
Consolidated total assets	30,712	31,373	29,432
Consolidated net assets per share (yen)	695.41	714.89	764.04
Consolidated net sales	36,695	36,505	37,046
Consolidated operating profit	1,883	1,690	1,854
Consolidated ordinary profit	1,933	1,753	1,932
Consolidated net current profit	1,339	942	1,277
Consolidated net current profit per share (yen)	83.46	58.68	79.99
Dividend per share (yen)	9.00	10.00	10.00

5.	Joint Holding Company to be Newly Established by the Share Transfer
(1)	Name	To be determined.
(2)	Location	To be determined.
(3)	Title and name of representative	To be determined.
(4)	Content of business	Management of subsidiaries and group under its control, and associated or related businesses
(5)	Capital	To be determined.
(6)	Capital reserves	To be determined.
(7)	Accounting period	March 31
(8)	Net assets	To be determined.
(9)	Total assets	To be determined.
(10)	Financial auditor	To be determined.

6.	Overview of Accounting Treatment in Connection with the Share Transfer

The accounting treatment in connection with the Share Transfer is expected to fall under a “common control transaction, etc.” under accounting standards relating to business combinations, but the details of accounting treatment have not currently been determined. We will provide notice of the overview of accounting treatment once it is finalized.

7.	Outlook

The management policies, plans, and earnings forecasts, etc. of the joint holding company established by the Share Transfer will be discussed in future by the Three Companies and notice will be provided once finalized.

8.	Matters Regarding Transactions, etc. with a Controlling Shareholder, etc.
(1)	Maeda Road
(i)	Applicability of transaction, etc. with a controlling shareholder and compliance with policies regarding measures to protect minority shareholders

Because Maeda Corporation is Maeda Road’s controlling shareholder holding 51.29% of the total number of issued shares (including indirect holdings) and Maeda Road and Maeda Seisakusho are both subsidiaries of Maeda Corporation, the Business Integration falls under a transaction, etc. with a controlling shareholder.

Under “Policy Regarding Measures to Protect Minority Shareholders When Carrying Out Transactions, etc. with a Controlling Shareholder” in the Corporate Governance Report issued on June 25, 2020, Maeda Road stated “because the business segments of the Company differ from Maeda Corporation and the group other than the Company, we carry out our own business activities without being subject to restrictions by a parent company, etc., and we believe we are ensured a certain degree of independence. When conducting business with the Maeda Corporation group, decisions are made using the Company’s own judgment, taking into account market prices, etc. Furthermore, the policy for determining the terms of transactions, etc. with major shareholders, etc. provides that the approval of the board of directors is required depending on the importance and nature of the transaction.” On this point, Maeda Road believes that it is not hindered from freely conducting business activities with its parent company, Maeda Corporation, and group companies, and is ensured a certain degree of independence. Transactions with Maeda Corporation and group companies are carried out with fair and appropriate terms and procedures like with other ordinary companies, and are not subject to restrictions due to the capital relationship.

Similarly, with respect to the Share Transfer as well, Maeda Road strives to ensure management independence from Maeda Corporation, and as explained above in Section 3.(5) and 3.(6)(i), the share transfer ratio in the Share Transfer will be decided, and the Share Transfer is planned to be conducted, upon implementing measures to ensure the fairness thereof and avoid conflicts of interest. We believe that as a result of these measures, the Share Transfer complies with the above “Policy Regarding Measures to Protect Minority Shareholders When Carrying Out Transactions, etc. with a Controlling Shareholder” of Maeda Road.

(ii)	Matters regarding measures to ensure fairness and measures to avoid conflicts of interest

As stated above in (i), Maeda Road has determined that measures to ensure fairness and measures to avoid conflicts of interest are required because the Share Transfer falls under a transaction, etc. with a controlling shareholder for Maeda Road. By carefully discussing and examining the various terms relating to the Share Transfer and also due to the implementation of the measures discussed above in Sections 3.(5) and 3.(6)(i), Maeda Road’s board of directors has determined that fairness is ensured and conflicts of interest have been avoided.

(iii)	Overview of opinion obtained from persons with no interest in the controlling shareholder regarding the fact that the transaction, etc. is not disadvantageous for minority shareholders

Maeda Road has obtained a report from the Maeda Road Special Committee dated February 22, 2021 to the effect that conducting the Business Integration is not found to be disadvantageous for Maeda Road’s minority shareholders. Please see Section 3.(6)(i)i. above for an overview of such report.

(2)	Maeda Seisakusho
(i)	Applicability of transaction, etc. with a controlling shareholder, etc. and compliance with policies regarding measures to protect minority shareholders

Because Maeda Corporation is Maeda Seisakusho’s controlling shareholder holding 47.72% of the total number of issued shares (including indirect holdings) and Maeda Seisakusho and Maeda Road are both subsidiaries of Maeda Corporation, the Business Integration falls under a transaction, etc. with a controlling shareholder for Maeda Seisakusho.

Under “Policy Regarding Measures to Protect Minority Shareholders When Carrying Out Transactions, etc. with a Controlling Shareholder” in the Corporate Governance Report issued on June 22, 2020, Maeda Seisakusho stated “like normal transaction terms, transactions with a controlling shareholder are determined reasonably based on market principles such as by comparison to transaction terms with other third parties, and appropriate measures are taken so as not to disadvantage minority shareholders.” Additionally, under “Other Special Circumstances with a Material Effect on Corporate Governance,” it states “business with our parent company, Maeda Corporation, is compartmentalized, directors appointed from our parent company do not prevent us from exercising our own management judgment, and we believe we are ensured a certain degree of independence.”

As explained above in Section 3.(5) and (6), with respect to the Share Transfer, the share transfer ratio has been determined, and the Share Transfer is planned to be implemented, upon implementing measures to ensure fairness and avoid conflicts of interest. We believe that as a result of these measures, the Share Transfer complies with the above “Policy Regarding Measures to Protect Minority Shareholders When Carrying Out Transactions, etc. with a Controlling Shareholder” of Maeda Seisakusho.

(ii)	Matters regarding measures to ensure fairness and measures to avoid conflicts of interest

As stated above in (i), Maeda Seisakusho has determined that measures to ensure fairness and measures to avoid conflicts of interest are required because the Share Transfer falls under a transaction, etc. with a controlling shareholder for Maeda Seisakusho. Due to the implementation of the measures discussed above in Sections 3.(5) and 3.(6), Maeda Seisakusho has determined that fairness is ensured and conflicts of interest have been avoided.

(iii)	Overview of opinion obtained from persons with no interest in the controlling shareholder regarding the fact that the transaction, etc. is not disadvantageous for minority shareholders

Maeda Seisakusho has obtained a report dated February 22, 2021 from the Maeda Seisakusho Special Committee comprising Mr. Masaaki Takahashi (independent outside director of Maeda Seisakusho and attorney-at-law at Takahashi Law Firm), Mr. Chihiro Watanabe (independent outside audit & supervisory board member of Maeda Seisakusho), and Mr. Masato Kasahara (certified public accountant, Kasahara CPA Office) who have no interest in Maeda Seisakusho’s controlling shareholder, Maeda Corporation, expressing the belief that Maeda Seisakusho’s board of directors deciding to implement the Share Transfer is not disadvantageous for Maeda Seisakusho’s minority shareholders. Please see Section 3.(6)(ii) i.

End

(Reference) Financial Forecast for the Current Term and Results of Operations for the Previous Term for the Three Companies

Maeda Corporation (announced February 8, 2021) Financial Forecast for the Current Term and Results of Operations for the Previous Term (consolidated)                                                                                                                                (Millions of yen)

	Net Sales	Operating Profit	Ordinary Profit	Profit Attributable to Owners of Parent
Financial forecast for the current term (fiscal year ending March 31, 2021)	676,800	41,400	40,000	16,600
Results for the previous term (fiscal year ended March 31, 2020)	487,856	34,045	36,597	14,342

Maeda Road (announced February 8, 2021) Financial Forecast for the Current Term and Results of Operations for the Previous Term (consolidated)

	Net Sales	Operating Profit	Ordinary Profit	Profit Attributable to Owners of Parent
Financial forecast for the current term (fiscal year ending March 31, 2021)	233,500	20,700	21,100	14,300
Results for the previous term (fiscal year ended March 31, 2020)	237,812	19,575	19,877	18,826

Maeda Seisakusho (announced February 8, 2021) Financial Forecast for the Current Term and Results of Operations for the Previous Term (consolidated)

	Net Sales	Operating Profit	Ordinary Profit	Profit Attributable to Owners of Parent
Financial forecast for the current term (fiscal year ending March 31, 2021)	32,200	1,300	1,380	920
Results for the previous term (fiscal year ended March 31, 2020)	37,046	1,853	1,932	1,277

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